10f-3 REPORT

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

May 1, 2004 through July 31,2004

	Trade				% of
Issuer	Date	Selling Dealer	Amount	Price	Issue (1)

Cal State Econ	5/6/2004	Lehman Brothers 	$5,000,000	$103.326	0.12	A
 Recovery Series A
 5.000% due 7/1/16


(1)  Represents purchases by all affiliated
funds and discretionary accounts;
may not exceed 25% of the principal amount of the offering.

A-Includes purchases of $3,000,000
 by other affiliated mutual funds
  and discretionary accounts.